SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 May, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 May 2014
Exhibit 1.2	Director/PDMR Shareholding dated 01 May 2014
Exhibit 1.3	Transaction in Own Shares dated 02 May 2014
Exhibit 1.4	Transaction in Own Shares dated 06 May 2014
Exhibit 1.5	Transaction in Own Shares dated 07 May 2014
Exhibit 1.6	Director/PDMR Shareholding dated 07 May 2014
Exhibit 1.7	Transaction in Own Shares dated 08 May 2014
Exhibit 1.8	Transaction in Own Shares dated 09 May 2014
Exhibit 1.9	Transaction in Own Shares dated 12 May 2014
Exhibit 1.10	Director/PDMR Shareholding dated 12 May 2014
Exhibit 1.11	1Q2014 Scrip Dividend Reference Price dated 13 May 2014
Exhibit 1.12	Transaction in Own Shares dated 13 May 2014
Exhibit 1.13	Transaction in Own Shares dated 14 May 2014
Exhibit 1.14	Transaction in Own Shares dated 15 May 2014
Exhibit 1.15	Transaction in Own Shares dated 16 May 2014
Exhibit 1.16	Director/PDMR Shareholding dated 16 May 2014
Exhibit 1.17	Transaction in Own Shares dated 19 May 2014
Exhibit 1.18	Transaction in Own Shares dated 20 May 2014
Exhibit 1.19	Transaction in Own Shares dated 21 May 2014
Exhibit 1.20	Transaction in Own Shares dated 22 May 2014
Exhibit 1.21	Transaction in Own Shares dated 23 May 2014
Exhibit 1.22	Transaction in Own Shares dated 27 May 2014
Exhibit 1.23	Transaction in Own Shares dated 28 May 2014
Exhibit 1.24	Transaction in Own Shares dated 29 May 2014
Exhibit 1.25	Transaction in Own Shares dated 30 May 2014
Exhibit 1.26	Total Voting Rights dated 30 May 2014

Exhibit 1.1
BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           01 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	30 April 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	506.05
Lowest price paid per share (pence)	495.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c.          -           Director/PDMR shareholding
BP p.l.c.          -           01 May 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 1 May 2014 by Mr A Hopwood, a person discharging managerial responsibility in BP p.l.c., that on 30 April 2014 he gave an instruction to Fidelity Stock Plan Services LLC to sell 9,750 ADSs (ISIN number US0556221044). Fidelity sold these 9,750 ADSs as follows: 1,750 ADSs at $50.690 per ADS; 1,750 ADSs at $50.677 per ADS; 150 ADSs at $50.651 per ADS; 1,600 ADSs at $50.657 per ADS; 600 ADSs at $50.630 per ADS and 3,900 ADSs at $50.640 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3
BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           02 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	1 May 2014
Number of ordinary shares purchased	880,000
Highest price paid per share (pence)	504.25
Lowest price paid per share (pence)	496.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.4
BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           06 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	2 May 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	503.50
Lowest price paid per share (pence)	498.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.5
BP p.l.c.          -           Transaction in Own Shares
BP p.l.c.          -           07 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	6 May 2014
Number of ordinary shares purchased	865,000
Highest price paid per share (pence)	504.20
Lowest price paid per share (pence)	499.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.6
BP p.l.c.          -           Director/PDMR shareholdings
BP p.l.c.          -           07 May 2014
BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 6 May 2014 by Mr H Schuster, a person discharging managerial responsibility in BP p.l.c., that on 6 May 2014 he sold 10,000 BP ordinary shares (ISIN number GB0007980591) at £5.013370 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.7
BP p.l.c.          -           Transaction in Own Shares
BP p.l.c.          -           8 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	7 May 2014
Number of ordinary shares purchased	865,000
Highest price paid per share (pence)	504.10
Lowest price paid per share (pence)	494.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.8
BP p.l.c.          -           Transaction in Own Shares
BP p.l.c.          -           9 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	8 May 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	506.00
Lowest price paid per share (pence)	500.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.9
BP p.l.c.          -           Transaction in Own Shares
BP p.l.c.          -           12 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	9 May 2014
Number of ordinary shares purchased	865,000
Highest price paid per share (pence)	502.50
Lowest price paid per share (pence)	499.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.10
BP p.l.c.          -           Director/PDMR Shareholding
BP p.l.c.          -           12 May 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c. was advised on 12 May 2014 by Computershare Plan Managers that on 12 May 2014 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £5.009 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn	63 shares
Dr B. Gilvary	63 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy	63 shares
Mr B. Looney	63 shares
Mr D. Sanyal	63 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.11
BP p.l.c.          -           1Q2014 Scrip Dividend Reference Price
BP p.l.c.          -           13 May 2014

13 May 2014

BP p.l.c.
First quarter interim dividend for 2014
Scrip Dividend Programme

On 29 April 2014, the Directors of BP p.l.c. announced that the interim dividend for the first quarter 2014 would be US$0.0975 per ordinary share (US$0.585 per ADS). This interim dividend is to be paid on 20 June 2014 to shareholders on the share register on 9 May 2014. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative will be made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

The 'Reference Share Price' for the issue of new ordinary shares under the scrip dividend alternative is:

US$ 8.475 for each new ordinary share.

For holders of ordinary shares this is equivalent to 1 new share for approximately every 86.923 shares held prior to the ex-dividend date of 7 May 2014.

The Reference Share Price is the average of the US dollar equivalent of the closing mid price quotation for a BP ordinary share on the London Stock Exchange Daily Official List for the four consecutive dealing days beginning on the ex-dividend date of 7 May 2014. The US dollar equivalent price each day is calculated from the sterling closing mid price using the exchange rate published by the Bank of England at 4pm each day.

The 'Reference ADS Price' for the issue of new ADSs under the scrip dividend alternative is:

US$ 50.900 for each new ADS.

For holders of ADSs this is equivalent to 1 new ADS for approximately every 87.009 ADSs held prior to the ex-dividend date of 7 May 2014.

The Reference ADS Price is calculated by multiplying the Reference Share Price by six (as there are six ordinary shares underlying each ADS) and adjusting for the fee payable to the Depositary under the ADS Deposit Agreement (US$0.05 per ADS). Prior to the 2012 first quarter dividend payment stamp duty reserve tax ("SDRT") of 1.5% was deducted from this calculation, but following a tax tribunal decision in 2012, HM Revenue & Customs will no longer seek to impose 1.5% SDRT on issues of UK shares and securities to non-EU clearance services and depositary receipt systems.

Dividends payable in cash in sterling on 20 June 2014 will be converted from US dollars at the average of the market exchange rates for the four dealing days from 3 June 2014 to 6 June 2014. The sterling cash dividend will be announced to the London Stock Exchange on 9 June 2014.

The latest date for receipt of elections to participate in the Scrip Dividend Programme for this interim dividend is 2 June 2014. Shareholders must return their mandate form or otherwise input their CREST elections, to be received by BP's Registrar, Capita, by 4.30 pm (London time) on 2 June 2014, and ADS holders must return their election form to the Depositary, JPMorgan Chase Bank N.A., by 5.00 pm (New York time) on that date. Elections received after this deadline will apply to subsequent dividends only. Unless revoked by you, your scrip dividend election will apply for all future dividends for which a scrip dividend is offered.  Evergreen elections for CREST shareholders will not be accepted and elections will revert to cash by default after the payment of each dividend.

Details of the first quarter dividend and timetable are available at
www.bp.com/dividends
and details of the Scrip Dividend Programme are available at
www.bp.com/scrip.

Jens Bertelsen
Deputy Secretary

Exhibit 1.12

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	12 May 2014
Number of ordinary shares purchased	860,000
Highest price paid per share (pence)	504.40
Lowest price paid per share (pence)	499.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c.          -           Transaction in Own Shares
BP p.l.c.          -           14 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	13 May 2014
Number of ordinary shares purchased	865,000
Highest price paid per share (pence)	502.00
Lowest price paid per share (pence)	497.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 496

Exhibit 1.14
BP p.l.c.        -           Transaction in Own Shares
BP p.l.c.         -           15 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	14 May 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	504.20
Lowest price paid per share (pence)	499.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.15
BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           16 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	15 May 2014
Number of ordinary shares purchased	875,000
Highest price paid per share (pence)	505.20
Lowest price paid per share (pence)	500.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.16
BP p.l.c.         -           Director/PDMR shareholding
BP p.l.c.         -           16 May 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 15 May 2014, BP p.l.c.'s (the "Company") Remuneration Committee determined the vesting of shares of the Company previously awarded under the Executive Directors' Incentive Plan (EDIP) for the performance period 2011-2013. In the BP Annual Report and Form 20-F 2013 directors' remuneration report there was an estimation of reserve replacement used in the performance measures which led to an estimated total vesting of 39.5%. Further to final information required for the analysis of the performance measures becoming available, the formal assessment of the vesting level of the awards is 45.5%. The following Directors of BP p.l.c. acquired the numbers of the Company's ordinary shares (ISIN number GB0007980591) or ADSs (ISIN number US0556221044), including any reinvested dividends, shown opposite their respective names below.

The Company was informed on 16 May 2014, by the Trustee of the BP Employee Share Ownership Trust, that on 15 May 2014 it received a transfer of such ordinary shares and/or ADSs to satisfy the vesting of these share awards taking into account tax applicable on vesting, when the market value was £5.042 per ordinary share or US$50.665 per ADS. The remaining ordinary shares and ADSs are required to be retained by the Directors in accordance with the EDIP plan rules.

Director	Total Ordinary Shares/ADSs* Vested	Ordinary Shares/ADSs* Retained After Tax and Commission
Mr I Conn	331,330 ordinary shares	175,292 ordinary shares
Mr R W Dudley	115,766 ADSs	61,355 ADSs

* 1 ADS is equivalent to 6 ordinary shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.17
BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           19 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	16 May 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	508.10
Lowest price paid per share (pence)	505.10

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.18
BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           20 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	19 May 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	509.90
Lowest price paid per share (pence)	506.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.19
BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           21 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	20 May 2014
Number of ordinary shares purchased	865,000
Highest price paid per share (pence)	506.70
Lowest price paid per share (pence)	503.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.20
BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           22 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	21 May 2014
Number of ordinary shares purchased	865,000
Highest price paid per share (pence)	508.90
Lowest price paid per share (pence)	505.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.21
BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           23 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	22 May 2014
Number of ordinary shares purchased	866,000
Highest price paid per share (pence)	509.80
Lowest price paid per share (pence)	506.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.22
BP p.l.c.         -           Transaction in Own Shares
BP p.l.c.         -           27 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	23 May 2014
Number of ordinary shares purchased	860,000
Highest price paid per share (pence)	507.80
Lowest price paid per share (pence)	504.80

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.23
BP p.l.c.          -           Transaction in Own Shares
BP p.l.c.          -           28 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	27 May 2014
Number of ordinary shares purchased	873,000
Highest price paid per share (pence)	508.90
Lowest price paid per share (pence)	503.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.24
BP p.l.c.          -          Transaction in Own Shares
BP p.l.c.         -           29 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	28 May 2014
Number of ordinary shares purchased	876,000
Highest price paid per share (pence)	507.90
Lowest price paid per share (pence)	502.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.25
BP p.l.c.          -           Transaction in Own Shares
BP p.l.c.          -           30 May 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	29 May 2014
Number of ordinary shares purchased	878,000
Highest price paid per share (pence)	508.90
Lowest price paid per share (pence)	504.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.26

BP p.l.c.          -           Total voting rights
BP p.l.c.          -           30 May 2014

BP p.l.c.
Total voting rights and share capital

As at 30 May 2014, the issued share capital of BP p.l.c. comprised 18,431,853,067 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,782,776,666. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,436,935,567. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 June 2014
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary